UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 7
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MWI Veterinary Supply, Inc.
(Name of Subject Company (Issuer))

Roscoe Acquisition Corp.
a wholly owned subsidiary of

AmerisourceBergen Corporation
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class Of Securities)

55402X105
(CUSIP Number of Class of Securities)

John G. Chou, Esq.
Executive Vice President and General Counsel
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA
(610) 727-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Damien R. Zoubek, Esq.
Robert I. Townsend III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,455,986,170	$285,385.60

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $190.00 (i.e., the per share tender offer price) by (y) the sum of (a) 12,913,187, the number of shares of common stock issued and outstanding, (b) 11,726, the number of shares of common stock issuable upon exercise of outstanding stock options and (c) 1,330, the number of shares of common stock issuable under MWI’s employee stock purchase plan in respect of the current offering period, based on current participant salary deferrals. The foregoing share figures have been provided by the issuer to the offerors and are as of January 21, 2015, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2015, issued September 30, 2014, by multiplying the transaction value by 0.0001162.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $285,385.60	Filing Party: AmerisourceBergen Corporation and Roscoe Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: January 26, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment“) is filed by: (i) Roscoe Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation (“AmerisourceBergen” or “Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”), at a price of $190.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

At 11:59 p.m., New York City time, on February 23, 2015, the Offer and withdrawal rights expired as scheduled. The Offer was not extended. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 10,096,484 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 78.1% of the currently issued and outstanding Shares on a fully diluted basis. As a result, the Minimum Condition has been satisfied. In addition, the Depositary has also advised Purchaser that, as of such time, Notices of Guaranteed Delivery had been delivered for 882,210 Shares, representing approximately 6.8% of the currently issued and outstanding Shares on a fully diluted basis. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

As a result of its acceptance of Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of MWI. Parent and Purchaser intend to complete the acquisition of MWI as promptly as practicable pursuant to the terms of the Merger Agreement and without a meeting of the stockholders of MWI in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by MWI as treasury stock or held by Parent or Purchaser, all of which will be canceled and ceased to exist, and (ii) Shares held by any stockholder of MWI who was entitled to demand, and who properly demanded, appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger, will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes.

Following the Merger, Shares will no longer be listed on the NASDAQ Global Select Market.

On February 24, 2015, Parent issued press releases announcing the expiration and results of the Offer. The press release announcing the expiration and results of the Offer is attached as Exhibits (a)(5)(K) hereto, and it is incorporated herein by reference.

Item 12.         Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(K)	Press release issued by AmerisourceBergen Corporation on February 24, 2015*

*           Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2015

ROSCOE ACQUISITION CORP.

By:	/s/ John G. Chou
	Name:	John. G. Chou
	Title:	Executive Vice President and General Counsel

AMERISOURCEBERGEN CORPORATION

By:	/s/ John G. Chou
	Name:	John G. Chou
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

(a)(5)(K)	Press release issued by AmerisourceBergen Corporation on February 24, 2015*

*           Filed herewith.